EXHIBIT 21.1

LIST OF SUBSIDIARIES
FITBIT, INC.*

Fitbit International Limited (Ireland)
Fitbit Holdings Unlimited Company (Bermuda)
Fitbit Limited (United Kingdom)

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Fitbit, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this Annual Report on Form 10-K.